UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

PENN MILLERS HOLDING CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

707561106
(CUSIP Number)

Sardar Biglari
The Lion Fund, L.P.
175 East Houston Street, Suite 1300
San Antonio, Texas  78205
(210) 344-3400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

April 19, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 707561106

1	NAME OF REPORTING PERSON The Lion Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 208,299
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 208,299
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 707561106

1	NAME OF REPORTING PERSON Biglari Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 208,299
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 208,299
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 707561106

1	NAME OF REPORTING PERSON Biglari Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 416,598
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 416,598
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 416,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 707561106

1	NAME OF REPORTING PERSON Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 416,598
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 416,598
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 416,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 707561106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.01 per share (the “Shares”), of Penn Millers Holding Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 72 North Franklin Street, Wilkes-Barre, Pennsylvania 18773.

Item 2.	Identity and Background.

(a)           This statement is filed by The Lion Fund, L.P., a Delaware limited partnership (“Lion Fund”), Biglari Capital Corp., a Texas corporation (“BCC”), Biglari Holdings Inc., an Indiana corporation (“BH”), and Sardar Biglari.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

BCC is the general partner of the Lion Fund.  BCC is a wholly-owned subsidiary of BH.  Sardar Biglari is the Chairman and Chief Executive Officer of each of BCC and BH and has investment discretion over the securities owned by the Lion Fund.  By virtue of these relationships, BCC, BH and Sardar Biglari may be deemed to beneficially own the Shares owned directly by the Lion Fund.

Sardar Biglari is the Chairman and Chief Executive Officer of BH and has investment discretion over the securities owned by BH.  By virtue of this relationship, Sardar Biglari may be deemed to beneficially own the Shares owned directly by BH.

Set forth on Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of BH.

(b)           The principal business address of each of the Lion Fund, BCC, BH and Sardar Biglari is 175 East Houston Street, Suite 1300, San Antonio, Texas 78205.

(c)           The principal business of the Lion Fund is purchasing, holding and selling securities for investment purposes.  The principal business of BCC is serving as the general partner of the Lion Fund. The principal business of BH is a diversified holding company engaged in a number of diverse business activities.  The principal occupation of Sardar Biglari is serving as Chairman and Chief Executive Officer of BH and BCC.

(d)           No Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Sardar Biglari is a citizen of the United States of America.  The citizenships of the persons listed on Schedule A annexed hereto are set forth thereon.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 208,299 Shares owned directly by the Lion Fund is approximately $3,025,402.  Such Shares were acquired with the working capital of the Lion Fund (which may include margin loans made by brokerage firms in the ordinary course of business).

CUSIP NO. 707561106

The aggregate purchase price of the 208,299 Shares owned directly by BH is approximately $3,025,404.  Such Shares were acquired with the working capital of BH (which may include margin loans made by brokerage firms in the ordinary course of business).

None of the persons listed on Schedule A annexed hereto currently beneficially own any Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons intend to evaluate their investment in the Shares on a continuous basis.  The Reporting Persons may communicate with the Issuer’s management and members of the Board regarding the business and future plans of the Issuer.  From time to time, the Reporting Persons may acquire additional shares of the Issuer’s capital stock or dispose of shares, in the open market or otherwise, or may formulate other purposes, plans or proposals regarding the Issuer or its shares.

No Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer.

(a-e)           The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 4,939,130 Shares outstanding, which is the total number of Shares outstanding as of March 16, 2011, as reported in the Issuer’s proxy statement filed with the Securities and Exchange Commission on March 31, 2011.

As of the close of business on the date hereof, the Lion Fund owned directly 208,299 Shares, constituting approximately 4.2% of the Shares outstanding.  By virtue of the relationships with the Lion Fund discussed in further detail in Item 2, each of BCC, BH and Sardar Biglari may be deemed to beneficially own the Shares owned by the Lion Fund.

As of the close of business on the date hereof, BH owned directly 208,299 Shares, constituting approximately 4.2% of the Shares outstanding.  By virtue of the relationships with BH discussed in further detail in Item 2, Sardar Biglari may be deemed to beneficially own the Shares owned by BH.

An aggregate of 416,598 Shares, constituting approximately 8.4% of the Shares outstanding, are reported by the Reporting Persons in this statement.

Neither Sardar Biglari nor any person set forth on Schedule A annexed hereto directly owns any Shares as of the date hereof.

Schedule B annexed hereto lists all transactions in securities of the Issuer by (i) the Reporting Persons and (ii) each of the executive officers and directors of BH during the past 60 days.  All of such transactions were effected in the open market, unless otherwise noted.

By virtue of his relationships with the other Reporting Persons discussed in further detail in Item 2, Sardar Biglari may be deemed to have the sole power to vote and dispose of the Shares owned directly by the Lion Fund and BH.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

CUSIP NO. 707561106

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 29, 2011, the Lion Fund, BCC, BH and Sardar Biglari entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated April 29, 2011, by and among the Lion Fund, BCC, BH and Sardar Biglari.

CUSIP NO. 707561106

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 29, 2011
(Date)

THE LION FUND, L.P.

By: BIGLARI CAPITAL CORP., its General Partner

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

BIGLARI HOLDINGS INC.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI

CUSIP NO. 707561106

Schedule A

Directors and Executive Officers of Biglari Holdings Inc.

NAME AND POSITION WITH BH	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS	CITIZENSHIP
Sardar Biglari, Chairman of the Board and Chief Executive Officer	See Item 2	See Item 2	See Item 2
Philip L. Cooley, Vice Chairman of the Board	Prassel Distinguished Professor of Business at Trinity University	c/o Trinity University One Trinity Place San Antonio, Texas 78212	USA
Duane E. Geiger, Interim Chief Financial Officer, Vice President and Controller	Interim Chief Financial Officer, Vice President and Controller of BH	c/o Biglari Holdings Inc. 175 East Houston Street Suite 1300 San Antonio, Texas 78205	USA
Dr. Ruth J. Person, Director	Chancellor and Professor of Management, University of Michigan-Flint	c/o Biglari Holdings Inc. 175 East Houston Street Suite 1300 San Antonio, Texas 78205	USA
Dr. John W. Ryan, Director	Private investor	c/o Biglari Holdings Inc. 175 East Houston Street Suite 1300 San Antonio, Texas 78205	USA
Kenneth R. Cooper, Director	Attorney	c/o Biglari Holdings Inc. 175 East Houston Street Suite 1300 San Antonio, Texas 78205	USA

CUSIP NO. 707561106

Schedule B

Transactions in the Securities of the Issuer during the past 60 days

Class of Security	Securities Purchased	Price Per Share ($)	Date of Purchase

THE LION FUND, L.P.

Common Stock	18,383	13.7761	3/9/2011
Common Stock	26,740	14.1210	4/18/2011
Common Stock	35,000	14.5075	4/19/2011
Common Stock	15,850	14.7271	4/20/2011
Common Stock	20,500	15.0192	4/21/2011
Common Stock	520	14.7033	4/25/2011
Common Stock	20,539	15.1441	4/26/2011
Common Stock	7,501	15.2039	4/27/2011
Common Stock	10,000	15.5224	4/28/2011
Common Stock	500	15.5384	4/29/2011

BIGLARI HOLDINGS INC.

Common Stock	18,382	13.7761	3/9/2011
Common Stock	26,741	14.1210	4/18/2011
Common Stock	35,000	14.5075	4/19/2011
Common Stock	15,850	14.7271	4/20/2011
Common Stock	20,500	15.0192	4/21/2011
Common Stock	520	14.7033	4/25/2011
Common Stock	20,539	15.1441	4/26/2011
Common Stock	7,501	15.2039	4/27/2011
Common Stock	10,000	15.5224	4/28/2011
Common Stock	500	15.5384	4/29/2011